Citigroup Global Markets Inc.

338 Greenwich Street

New York, New York 10013

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

As Representatives of the several Underwriters

February 24, 2021

VIA EMAIL & EDGAR

Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Special Purpose Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-252775)

Dear Ms. Dorin:

We, the undersigned, as representatives of the several underwriters, hereby respectfully request that the Securities and Exchange Commission withdraw the acceleration request for the Company’s Registration Statement on Form S-1 requesting effectiveness at 4:00 p.m. Eastern time on February 25, 2021, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark Gracia
Name: Mark Gracia
Title: Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request Letter]